Exhibit 99.19

August 23, 2004

Dear Wheaton River Shareholder:

      Coeur’s Board of Directors is pleased to offer Wheaton River shareholders the opportunity to participate with Coeur shareholders in the creation of the newest global leader in the precious metals industry. Wheaton River shareholders will own a significant stake in the combined Coeur-Wheaton River, a combination which we believe is extremely attractive from both a financial and strategic perspective.

      Coeur’s offer represents a premium of approximately 16% over the market price for Wheaton River shares based on Wheaton River’s closing price as of August 20, 2004. The premium calculation is based on Wheaton River’s outstanding shares as of May 27, 2004 and assumes all shareholders elect to receive cash. Under these assumptions, each Wheaton River shareholder would receive Cdn$1.00 per share in cash, representing approximately 23% of the total consideration, plus 0.650 Coeur shares (or Canadian exchangeable shares) for each Wheaton River share, with a current value of Cdn$3.70. This provides Wheaton River shareholders with total consideration of Cdn$4.29 per share.

      The combined Coeur-Wheaton River company will be:

•	North America’s fourth largest precious metals company with proven operating expertise;

•	A leading gold producer and the world’s leading primary silver producer with over 22 million ounces of annual production;

•	Among the world’s most liquid publicly-traded precious metals mining companies with expected listings on both the NYSE and the TSX;

•	One of the fastest growing precious metals companies with four attractive development projects including Amapari (Brazil), Kensington (Alaska), Los Filos (Mexico) and San Bartolome (Bolivia);

•	Highly leveraged to commodity prices with completely unhedged production; and

•	Financially powerful with strong free cash flow generation, balance sheet strength, and enhanced access to capital markets.

      Under the terms of our offer, you can choose to receive for each of your Wheaton River shares:

•	Cdn$5.47 in cash (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate provided by Bloomberg), subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the combined company common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary.

      Coeur’s offer will be open for acceptance until 5:00 pm (EDT) on September 30, 2004, unless extended.

      We encourage you to tender your shares by following the procedures set forth in the enclosed materials, which describe Coeur’s offer in detail. If you have any questions regarding tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the Offer, by calling (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

      We appreciate the ongoing expressions of support from Wheaton River’s shareholders. We look forward to completing the Coeur-Wheaton River combination.

Sincerely,

DENNIS E. WHEELER
Chairman of the Board and Chief Executive Officer